                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                               NationsRent, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   638588 10 3
                                   -----------
                                 (CUSIP Number)

                          Stephen K. Roddenberry, Esq.
                       Akerman, Senterfitt & Eidson, P.A.
                           One Southeast Third Avenue
                              Miami, Florida 33131
                             Tel. No. (305) 374-5600

--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  May 20, 1999
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]






                         (Continued on following pages)

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 2 OF 19
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1 SOCIAL SECURITY NO. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Kirk Holdings Limited Partnership, a Nevada limited partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,000,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP NO. 638588 10 3                                PAGE 3 OF 19
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            Kirk Holdings, Inc., a Nevada corporation
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]

    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            OO
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,000,000
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,000
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,000
--------------------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D


CUSIP NO. 638588 10 3                                PAGE 4 OF 19
----------------------------                         ---------------------------

            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
            James L. Kirk
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[ ]
    2
                                                                          (b)[ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            PF
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        12,000,100
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           12,000,100
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            12,000,100
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]

--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            21.5%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

CUSIP NO. 638588 10 3                   13D            PAGE   5   OF  19   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Family Investments, Inc.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
          00
          ---------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 7(d) OR 7(e)
                                                                          [ ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          Florida
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
          NUMBER OF            12,000,000
           SHARES      --------------------------------------------------------
         BENEFICIALLY  (8)     SHARED VOTING POWER
          OWNED BY             -0-
            EACH       --------------------------------------------------------
          REPORTING    (9)     SOLE DISPOSITIVE POWER
         PERSON WITH           12,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          CO
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 638588 10 3                   13D            PAGE   6   OF  19   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
          H. Wayne Huizenga, Jr.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [ ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*
                 00
          ---------------------------------------------------------------------

  (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2 (E)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
          NUMBER OF            12,000,000
           SHARES      --------------------------------------------------------
         BENEFICIALLY  (8)     SHARED VOTING POWER
          OWNED BY             -0-
            EACH       --------------------------------------------------------
          REPORTING    (9)     SOLE DISPOSITIVE POWER
         PERSON WITH           12,000,000
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               -0-
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          12,000,000
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          [ ]


          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          21.5%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 638588 10 3                   13D             PAGE 7 OF 19 PAGES
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Huizenga Investments Limited Partnership
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
    2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Delaware
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        1,692,047
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                         [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

CUSIP NO. 638588 10 3                  13D           PAGE 8 OF 19 PAGES
----------------------------                      ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Huizenga Investments, Inc.
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
    2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            Nevada
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        1,692,047
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            CO
--------------------------------------------------------------------------------

CUSIP NO. 638588 10 3                   13D             PAGE 9 OF 19 PAGES
----------------------------                         ---------------------------


            NAME OF REPORTING PERSONS
    1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            H. Wayne Huizenga
--------------------------------------------------------------------------------
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
    2
                                                                       (b) [ ]
--------------------------------------------------------------------------------
            SEC USE ONLY
    3

--------------------------------------------------------------------------------
            SOURCE OF FUNDS*
    4
            00
--------------------------------------------------------------------------------
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    5       PURSUANT TO ITEMS 2(d) or 2(e)                                 [   ]

--------------------------------------------------------------------------------
            CITIZENSHIP OR PLACE OF ORGANIZATION
    6
            United States of America
--------------------------------------------------------------------------------
                                           SOLE VOTING POWER
                                    7
          NUMBER OF                        1,692,047
            SHARES                  --------------------------------------------
         BENEFICIALLY                      SHARED VOTING POWER
           OWNED BY                 8
             EACH                          -0-
          REPORTING                 --------------------------------------------
            PERSON                         SOLE DISPOSITIVE POWER
             WITH                   9
                                           1,692,047
                                    --------------------------------------------
                                           SHARED DISPOSITIVE POWER
                                    10
                                           -0-
--------------------------------------------------------------------------------
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    11
            1,692,047
--------------------------------------------------------------------------------
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    12      SHARES*                                                          [ ]


--------------------------------------------------------------------------------
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
            3.0%
--------------------------------------------------------------------------------
            TYPE OF REPORTING PERSON*
    14
            IN
--------------------------------------------------------------------------------

                  This Amendment No. 2 to Schedule 13D ("Amendment No. 2") amends in its entirety the Amendment No. 1 to Schedule 13D filed on February 16, 1999 by and on behalf of: Kirk Holdings Limited Partnership, a Nevada limited partnership ("KHLP"), Kirk Holdings Inc., a Nevada corporation ("KHI") and James L. Kirk (collectively, the "Kirk Reporting Persons"); H. Family Investments, Inc., a Florida corporation ("HFI") and H. Wayne Huizenga, Jr. (collectively, the "HFI Reporting Persons"); and Huizenga Investments Limited Partnership, a Nevada limited partnership ("HILP"), Huizenga Investments, Inc., a Nevada corporation ("HII") and H. Wayne Huizenga (collectively, the "Huizenga Reporting Persons" for which the Amendment No. 1 also served as an initial Schedule 13D) with respect to their ownership of NationsRent, Inc. (the "Company" or "Issuer") common stock, par value $.01 per share (the "Common Stock"). As indicated in Item 2 of Amendment No. 1, the Kirk Reporting Persons, the HFI Reporting Persons and the Huizenga Reporting Persons (sometimes collectively hereinafter referred to as the "Reporting Persons") had formed a group (the "13D Group") for the purposes of the filing requirements of
Section 13(d) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). This Amendment No. 2 terminates the 13D Group for group filing purposes under the Exchange Act.

ITEM 2.           IDENTITY AND BACKGROUND.

                  This Statement is being filed jointly by the Reporting Persons to terminate their status as a group pursuant to Rule 13d-1(K) (1) and (2).

                  Mr. Kirk's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of KHLP and KHI is 3276 Cliff Sieler Court, Las Vegas, Nevada 89117. Mr. Kirk is Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Kirk is also the sole shareholder, officer and director of KHI and the sole limited partner of KHLP in his capacity as trustee of the James L. Kirk Revocable Trust Agreement dated June 24, 1986, as amended. KHI's principal business is to serve as the sole general partner of KHLP. KHLP's principal business is to make, hold and manage certain of Mr. Kirk's investments in publicly-traded and other companies. Mr. Kirk is a citizen of the United States of America.

                  Mr. Huizenga, Jr.'s business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HFI is the same. Mr. Huizenga, Jr. is the sole voting shareholder, an officer and the sole director of HFI. HFI's principal business is to make, hold and manage certain investments in publicly-traded and other companies on behalf of the Huizenga family. Mr. Huizenga, Jr. is a citizen of the United States of America.

                  Mr. Huizenga's business address is 450 East Las Olas Boulevard, Fort Lauderdale, Florida 33301 and the business address of HILP and HII is P.O. Box 50102, Henderson, Nevada 89016. Mr. Huizenga is a director of the Issuer. Mr. Huizenga is also the sole shareholder of HII and the sole limited partner of HILP. HII's principal business is the serve as the sole general partner of HILP. HILP's principal business is to make, hold and manage certain of Mr. Huizenga's investments in publicly-traded and other companies. Mr. Huizenga is a citizen of the United States of America.

                  None of the Reporting Persons has, during the last five years,
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.           SOURCE AND AMOUNT OF FUNDS
                  OR OTHER CONSIDERATION.


                  Mr. Kirk and HFI were co-founders of the Issuer in August 1997 and, along with certain other founders of the Issuer, contributed an aggregate of approximately $48.4 million in equity capital to the Issuer which was funded at various times from September 1997 through June 1998 as required to complete acquisitions. Upon the founding of the Issuer, Mr. Kirk and HFI received 5,000 shares of Common Stock each. Mr. Kirk's and HFI's 5,000 shares of Common Stock were each recapitalized by the Issuer into 12,000,000 shares of Common Stock immediately prior to the Issuer's initial public offering. On September 2, 1998, Mr. Kirk acquired an additional 100 shares of Common Stock in open market purchases. Mr. Kirk used personal funds for the acquisition of shares of Common Stock. On December 16, 1998, Mr. Kirk transferred 12,000,000 shares of Common Stock to KHLP.

                  Mr. Huizenga acquired his 1,632,047 shares of Common Stock in a private placement made by the Issuer on June 2, 1998 to HILP. Mr. Huizenga was granted options to purchase an aggregate 60,000 shares of Common Stock in connection with his service as a member of the Issuer's Board of Directors.

                  This Amendment No. 2 is filed as a result of the execution of the Termination and Release Agreement, dated as of May 20, 1999 (the "Termination Agreement"), with Rental Service Corporation, a Delaware corporation ("RSC") which terminated the Merger Agreement between RSC and the Company, as described in Item 4 below. As a result of the termination of the Merger Agreement, the Voting Agreement (the "Voting Agreement"), dated as of January 20, 1999, by and among the Company, RSC, KHLP, HILP and HFI terminated in accordance with its terms.






ITEM 4.           PURPOSE OF TRANSACTION.

                  On May 20, 1999, the Company entered into the Termination Agreement with RSC pursuant to which the Company and RSC mutually agreed to terminate the Agreement and Plan of Merger, dated as of January 20, 1999, between the Company and RSC (the "Merger Agreement") and to abandon the proposed merger between the parties. As a result of the termination of the Merger Agreement, the Voting Agreement also terminated in accordance with its terms, including any obligation for any Reporting Person to vote (or cause to be voted) the shares of Common Stock held of record (to the extent such person also had the right to vote such shares) or beneficially owned (to the extent such person also had the right to vote such shares) by such Reporting Person in favor of the proposed merger between the Company and RSC, the adoption of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) and (b)       This Amendment No. 2 reports the termination
of the Reporting Persons' shared voting power with respect to the Common Stock due to the termination of the Voting Agreement. Accordingly, the Reporting Persons are no longer required to file as a group under the Exchange Act. As a result, the Huizenga Reporting Persons are no longer deemed reporting persons under Section 13(d) of the Exchange Act and any future filings under Section 13(d) of the Exchange Act by the Kirk Reporting Persons or the HFI Reporting Persons may be made independently.

         Following the termination of the Voting Agreement, as of May 20, 1999, Mr. Kirk, KHLP and KHI were deemed to beneficially own 12,000,100 shares of Common Stock, representing approximately 21.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based on 55,759,497 shares of Common Stock issued and outstanding as of May 20, 1999). Each of Mr. Kirk, KHLP and KHI have the sole power to vote and dispose of each of the 12,000,100 shares of Common Stock which were deemed to be beneficially owned.

         Following the termination of the Voting Agreement, as of May 20, 1999, Mr. Huizenga, Jr. and HFI were deemed to beneficially own 12,000,000 shares of Common Stock, representing approximately 21.5% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 55,759,497 shares of Common Stock issued and outstanding as of May 20, 1999). Each of Mr. Huizenga Jr. and HFI have the sole power to vote and dispose of each of the 12,000,000 shares of Common Stock which are deemed to be beneficially owned.

         Following the termination of the Voting Agreement, as of May 20, 1999, Mr. Huizenga, HILP and HII were deemed to beneficially own 1,692,047 shares of Common Stock (including 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options) representing approximately 3.0% of the outstanding shares of Common Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 55,759,497 shares of Common Stock issued and outstanding as of May 20, 1999 plus the 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options). Each of Mr. Huizenga, HILP and HII have the sole power to vote and dispose of each of the 1,692,047 shares of Common Stock (which includes the 60,000 shares of Common Stock issuable upon the exercise of immediately exercisable options) which are deemed to be beneficially owned.

                  Each of the Reporting Persons hereby expressly disclaims beneficial ownership over the shares of the Issuer's Common Stock reported herein but held by the other Reporting Persons as disclosed above (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).

                  This Amendment No. 2 is filed on behalf of the Reporting Persons and is not filed on behalf of RSC.

                 (c) Except for the transactions described herein, there have been no other transactions in any securities of the Issuer affected by the Reporting Persons during the past 60 days.

                 (d) To the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

                 (e) Paragraph (e) of Item 5 is not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Except as described herein, none of the Reporting Persons is a party to any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer.


ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 1 Joint Filing Agreement, dated June 8, 1999, by and among the Reporting Persons.

                  Exhibit 2 Termination and Release Agreement, dated May 20, 1999, between the Company and RSC is hereby incorporated by reference to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 21, 1999.

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings Limited Partnership


                                   By: Kirk Holdings, Inc., as general
                                       partner


                                   By: /s/ James L. Kirk
                                       -----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary

Dated:  June 8, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Kirk Holdings, Inc.



                                   By: /s/ James L. Kirk
                                       ----------------------------------------
                                       James L. Kirk
                                       President, Treasurer and Secretary


Dated:  June 8, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ James L. Kirk
                                   ---------------------------------------------
                                   James L. Kirk

Dated: June 8, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                       H. Family Investments, Inc.

                                       By: /s/ H. Wayne Huizenga, Jr.
                                           ------------------------------------
                                           H. Wayne Huizenga, Jr.
                                           President and Sole Director


Dated: June 8, 1999

                                   SIGNATURE

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.




                                           /s/ H. Wayne Huizenga, Jr.
                                           ------------------------------------
                                           H. Wayne Huizenga, Jr.

Dated: June 8, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   Huizenga Investments Limited Partnership


                                   By: Huizenga Investments, Inc., as general
                                       partner


                                   By: /s/ Cris V. Branden
                                       -----------------------------------------
                                       Cris V. Branden
                                       Treasurer


Dated: June 8, 1999

                                   SIGNATURES


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Huizenga Investments, Inc.



                                             By: /s/ Cris V. Branden
                                                 -------------------------------
                                                 Cris V. Branden
                                                 Treasurer



Dated: June 8, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ H. Wayne Huizenga
                                   ---------------------------------------------
                                   H. Wayne Huizenga



Dated: June 8, 1999